SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No.3)*

                                Lexar Media, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    52886P104
                                 (CUSIP Number)

                              Martin D. Sklar, Esq.
                     Kleinberg, Kaplan, Wolff & Cohen, P.C.
                   551 Fifth Avenue, New York, New York 10176
                               Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  June 5, 2006
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Elliott Associates, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)[x]
        (b)[ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
        WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER
        0

8   SHARED VOTING POWER
        0

9.  SOLE DISPOSITIVE POWER
        0

10. SHARED DISPOSITIVE POWER
        0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES* [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.0%

14. TYPE OF REPORTING PERSON*
        PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Elliott International, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)[x]
        (b)[ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
        WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British
        West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER
        0

8.  SHARED VOTING POWER
        0

9.  SOLE DISPOSITIVE POWER
        0

10. SHARED DISPOSITIVE POWER
        0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES* [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.0%

14. TYPE OF REPORTING PERSON*
        PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Elliott International Capital Advisors Inc.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)[x]
        (b)[ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
        OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER
        0

8.  SHARED VOTING POWER
        0

9.  SOLE DISPOSITIVE POWER
        0

10. SHARED DISPOSITIVE POWER
        0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES* [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.0%

14. TYPE OF REPORTING PERSON*
        CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $0.0001 par value (the "Common Stock"), of Lexar Media, Inc. (the "Issuer"), beneficially owned by the Reporting Persons (as defined below) as of June 7, 2006 and amends and supplements the Schedule 13D filed on March 20, 2006, as previously amended (collectively, the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.  Source and Amount of Funds or Other Consideration.

Elliott Working Capital                     $0.00

Elliott International Working Capital       $0.00


ITEM 4.  Purpose of Transaction.

     Each of Elliott and Elliott International had acquired the Common Stock previously owned by it in the ordinary course of its purchasing, selling and trading in securities. EICA acted as investment manager to Elliott International in connection with Elliott International's acquisition and sale of beneficial ownership of the Common Stock.

     Depending upon market conditions and other factors that it may deem material, each of Elliott and Elliott International may in the future purchase shares of Common Stock and/or related securities of the Issuer and may thereafter sell, pledge or otherwise dispose of any such shares or securities.

ITEM 5.  Interest in Securities of the Issuer.

     (a) Elliott beneficially owns no shares of Common Stock.

     Elliott International and EICA beneficially own no shares of Common Stock.

     (b) Not applicable.

     (c) The following transactions were effected by Elliott during the past sixty (60) days:

                                                   Approx. Price per
                                  Amount of Shs.   Share (excl. of
Date            Security          Bought (Sold)    commissions)

2006-06-07      Common            (140,000)         $9.38
2006-06-07      Common             (61,281)          9.36
2006-06-07      Common            (100,000)          9.45
2006-06-07      Common             (80,000)          9.43
2006-06-06      Common            (560,000)          9.36
2006-06-06      Common            (163,398)          9.40
2006-06-06      Common             (47,941)          9.38
2006-06-05      Common            (800,000)          9.71
2006-06-05      Common                  400          9.35
2006-06-05      Common             (72,026)          9.46
2006-06-05      Common            (290,240)          9.57
2006-06-02      Common             (35,312)          9.63
2006-06-02      Common            (113,865)          9.60

     The following transactions were effected by Elliott International during the past sixty (60) days:

                                                   Approx. Price per
                                  Amount of Shs.   Share (excl. of
Date            Security          Bought (Sold)    commissions)

2006-06-07      Common              (210,000)        $9.38
2006-06-07      Common               (91,922)         9.36
2006-06-07      Common              (150,000)         9.45
2006-06-07      Common              (120,000)         9.43
2006-06-06      Common              (840,000)         9.36
2006-06-06      Common              (245,096)         9.40
2006-06-06      Common               (71,912)         9.38
2006-06-05      Common            (1,200,000)         9.71
2006-06-05      Common                    600         9.35
2006-06-05      Common              (108,040)         9.46
2006-06-05      Common              (438,061)         9.57
2006-06-02      Common               (52,968)         9.63
2006-06-02      Common              (170,798)         9.60

     All of the above transactions were effected on the Nasdaq National Market.

     No other transactions with respect to the Common Stock that are required to be reported on Schedule 13D were effected by any of the Reporting Persons during the past sixty (60) days other than those that were previously reported on the
Schedule 13D.

     (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by Elliott.

     No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by Elliott International and EICA.

     (e) The Reporting Persons ceased to beneficially own 5% of the Common Stock on June 5, 2006.

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  June 7, 2006

        ELLIOTT ASSOCIATES, L.P.
        By: Elliott Capital Advisors, L.P., as General Partner
              By: Braxton Associates, Inc., as General Partner


                  By: /s/ Elliot Greenberg
                      --------------------
                          Elliot Greenberg
                          Vice President


         ELLIOTT INTERNATIONAL, L.P.
         By: Elliott International Capital Advisors Inc.,
               as Attorney-in-Fact


                  By: /s/ Elliot Greenberg
                      --------------------
                          Elliot Greenberg
                          Vice President


         ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.


         By: /s/ Elliot Greenberg
             --------------------
                 Elliot Greenberg
                 Vice President